EXHIBIT 4.9

                             SHAREHOLDERS' AGREEMENT
       ENTERED AND SIGNED IN TEL AVIV ON THE DAY OF THE 21ST OF MAY, 2008

BETWEEN: BENTAL INVESTMENTS COOPERATIVE AGRICULTURAL SOCIETY LTD. Cooperative Society No. 570043372
               Kibbutz Marom Golan
               (Hereinafter: "BENTAL")

                                                                ON THE ONE PART;

AND:           TAT TECHNOLOGIES LTD.
               Public Company No. 520035791
               P.O. Box 80, Gedera 70750
               (Hereinafter: "TAT")

                                                             ON THE SECOND PART;


AND:           TAT INDUSTRIES LTD.
               Private Company No. 520032830
               P.O. Box 80, Gedera 70750
               (Hereinafter: "TAT INDUSTRIES")

                                                              ON THE THIRD PART;

(TAT Industries and TAT Technologies will hereinafter be called together: "TAT")

(TAT and Bental will hereinafter be called together: "THE SHAREHOLDERS")

AND:            BENTAL INDUSTRIES LTD.
                Private Company No. 511911760
                Kibbutz Marom Golan 12436
                (Hereinafter: "THE COMPANY")

                                                             ON THE FOURTH PART;

WHEREAS the Shareholders (through associated corporations) and others, signed a Founders Agreement on December 1, 1993, arranging various provisions for establishing the Company and management thereof (hereinafter: "FOUNDERS AGREEMENT");


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AND WHEREAS    TAT and Bental engaged in a share sales and options agreement on
               March 27, 2008, whereby Bental will sell TAT 27% of the Company's issued and paid share capital, as defined in the sales agreement and in addition call options and put options, as defined in the sales agreement, were granted, whereby TAT may purchase approx. 18% more of the Company's issued and paid share capital held by Bental (hereinafter, respectfully: "SALES AGREEMENT" and "OPTION SHARES");

AND WHEREAS    concurrently with the Sales Agreement, TAT and Mivtach Shamir
               Holdings Ltd. (hereinafter: "MIVTACH") signed an additional sales agreement, whereby Mivtach would sell TAT all its holdings in the Company (forming 10% of the Company's issued share capital), to that in total after the closing date of both transactions as said, TAT would hold approx. 52% of the Company's issued share capital (before exercising the Option Shares as aforesaid) and will become the controlling shareholder of the Company as defined in the Securities Act, 5728-1968 (hereinafter: "SECURITIES ACT");

AND WHEREAS    the Company and shareholders wish to settle a number of issues referring to the relations between them as shareholders in the Company after engaging in the Sales Agreement and after selling
               Mivtach's holdings in the Company to TAT, so that INTER ALIA, the Founders Agreement will come to an end and be replaced by the provisions of this Agreement as specified below;

NOW THEREFORE IT IS DECLARED, STIPULATED AND AGREED BETWEEN THE PARTIES AS
FOLLOWS:

1.   PREAMBLE AND INTERPRETATION

     1.1 The preamble and appendixes to this Agreement constitute an integral part thereof.

     1.2 Division of this Agreement into clauses and sub-clauses and the headings that appear therein, were added purely for convenience purposes and should not be used for interpreting the Agreement.

     1.3 The terms that appear in this Agreement will have the meanings attributed to them in the Sales Agreement, except if explicitly determined otherwise.


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     1.4  "CONTROL" for purpose of this Agreement means one of the following:
          (a) holding more than 50% if the voting rights in a corporation's general assembly; or (b) the right to appoint more than 50% of the corporation's directors.

2.   AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

     The Company undertakes to convene a general assembly for approving the replacement of the Company's Articles of Association according to the version attached to this Agreement as APPENDIX 2 at the earliest convenience after signing this Agreement.

3.   MINORITY RIGHTS

     3.1 Until the Initial Public Offering of the Company's shares (hereinafter: "PUBLIC OFFERING"), decisions by the Company's Board of Directors, Board committees and general assembly will be made by regular majority of votes of all those present and entitled to vote in the Company's Board of Directors, Board committees and general assembly, as applicable. Despite this provision, as long as Bental holds not less than 10% of the Company's issued and paid share capital, no decision by any of the organs specified above, referring to issues mentioned in clause 3.2 below, will be made unless approved by prior, written decision of Bental. The provisions of this clause will apply with the required modifications to the Company's subsidiaries.

     3.2  Following are the special issues:

          3.2.1 Sale of all or most of the Company's assets (tangible and intangible) and/or its activity.

          3.2.2 Liquidation of the Company or winding up its businesses.

          3.2.3 Allocating Company shares or other securities, except for a Public Offering that reflects a company value of NIS 100M or more, on the eve of the said Offering.


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          3.2.4 Performing investments by Company shareholders (including loans, granting guarantees and/or sureties) exceeding a total amount of NIS 7M (seven) per year, (hereinafter: "INVESTMENT CEILING"). For the avoidance of doubt, Bental's consent will also be required in case of deviation from the Investment Ceiling necessary for financing the purchase of other companies or corporations.

          3.2.5 Transaction for merging the Company with another company and any other restructuring process.

          3.2.6 Transactions between the Company and interested parties therein, as defined in the Securities Act or any party associated with an interested party, including employment, payment of wages or any other benefit to a Company shareholder or associated party, including amendment and/or termination of an agreement or arrangement with such party.

               In this Agreement "associated party" to a Company shareholder means - (a) a controlling shareholder in an interested party of the Company; (b) an officer in an interested party; and (c) a corporation in which an interested party of the Company or controlling shareholder of the said interested party, holds, directly or indirectly, 25% or more of the capital and/or control.

          3.2.7 Division of Company profits, except division of profits according to clause 7 below.

          3.2.8 Any issue which requires a special resolution according to the law and/or issues specified below:

               3.2.8.1 Change in rights attached to shares.

               3.2.8.2 Increasing capital.

               3.2.8.3 Combining, splitting or decreasing capital.

               3.2.8.4 Determining authorities for directors beyond the
                    authorities stipulated in the Articles of Association or according to the law.


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4.   GENERAL ASSEMBLY

     4.1 The legal quorum for a general assembly of the Company's shareholders will be the presence of one or more shareholders, holding or holding together at least 75% of the Company's issued share capital.

     4.2 If following thirty minutes from the time scheduled for beginning the Company's general assembly, legal quorum will not be present, the general assembly will be postponed by one week, to the same day, same hour and same place and the legal quorum for the second general assembly as said, will be the presence of one or more shareholders, holding or holding together at least 51% of the Company's issued share capital. If after thirty minutes from the time scheduled for beginning the second general assembly as said legal quorum will not be present, the assembly will convene regardless of the number of participants.

     4.3 Subject to the said in clauses 4.1 and 4.2 above, a decision raised for vote in the Company's general assembly, will be decided by regular majority of votes of those present in the assembly. Each regular share of the Company will award the owner thereof, INTER ALIA, the right to one vote in the Company's general assemblies.

5.   COMPANY'S BOARD OF DIRECTORS

     5.1 It is agreed that as of the date of signing this Agreement, the division of directors in the Company will be as follows: TAT will appoint 3 directors on its behalf and Bental will appoint 2 directors on its behalf.

     5.2 As long as Bental holds not less than 24% of the Company's issued and paid share capital, Bental will be entitled to appoint 2 directors on its behalf. If Bental's rate of holdings will decrease to less than 24% of the Company's issued and paid share capital, but will be more than 10% of the Company's issued and paid share capital, Bental will be entitled to appoint one director on its behalf.


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     5.3  Legal quorum for meetings of the Board will be three directors, provided that at least one director appointed by Bental is present.

          In lack of legal quorum as aforesaid, a postponed meeting will be held two business days after the date scheduled for the postponed meeting, and despite the aforesaid, in such meeting, any two Company directors will form legal quorum.

     5.4 Decisions by the Board will be made by regular majority of the directors present in the deliberation for vote. The chairman of the Board will not be entitled to additional or decisive voting rights.

     5.5 The Company's Executive Director, by virtue of his position as such, will be invited to each Board meeting and will be entitled to express his opinion to the Board as well as suggest matters for the agenda, but will not participate in votes by the Board.

     5.6 The parties agree that if the Company will decide to establish any Board committees, including a Board committee for electing the Company's Executive Director, then the composition of members in such committees as said, will be in relative proportion to the composition of the Board, so that Bental will be represented in such committees as long as Bental is entitled to appoint director/s. If the Company will decide not to establish a Board committee for electing the Company's Executive Director, the decision as said will be made by the Company's Board with the presence of Bental's representatives.

     5.7 The provisions of this clause 5 will apply with the required modifications to subsidiaries controlled by the Company.

6.   OBLIGATIONS REFERRING TO KIBBUTZ MAROM GOLAN (HEREINAFTER: "THE KIBBUTZ")

     6.1 The Company undertakes to Bental, that the location of the factory where the Company's manufacturing and production activities are executed will not be relocated outside the area of Kibbutz Marom Golan, without Bental's consent.


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     6.2  The Company undertakes that the agreements specified in APPENDIX 6.2 of this Agreement, signed between the Company and the Kibbutz will remain valid and the Company will occasionally extend them as necessary, provided that their extension is reasonable under the circumstances of the matter.

     6.3 Subject to the law, the Company undertakes to prefer hiring Kibbutz members for work in the Company and/or the factory, under acceptable market conditions, provided that any applicant suggested by the Kibbutz for a certain position, pass the examinations and criteria required for the position, as defined by the Company's Board from time to time, provided that equal conditions are maintained between job applicants who are not members of the Kibbutz and those who are members of the Kibbutz. In addition, the Company undertakes to Bental that it will not dismiss Company or factory employees, who are residents of the Kibbutz without receiving Bental's prior written consent, except for dismissal due to Company's reducing the labor force and increasing efficiency or dismissal for reasons that do not entitle the employee to severance pay. Furthermore, it is agreed that if the need for dismissing employees will arise, as aforesaid, and there will be a choice between dismissing employees in similar positions, with similar skills, dismissing employees who are not Kibbutz members will be preferred.

     6.4 The obligations said in clause 6 above, will be valid even if Bental will cease being a Company shareholder. Moreover, it is clarified that until the Public Offering of the Company, there will not be any implications on the obligations mentioned in this clause 6.

7.   DIVIDEND DISTRIBUTION POLICY

     Concurrently with the approval of the Company's annual audited financial statements by the Company's Board, the Company will designate and distribute dividends to its shareholders at an extent of 50% of the Company dividable profits according to the law, subject to the Board's decision, the provisions of the law and/or agreements that the Company is a party to.


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8.   RIGHT OF FIRST REFUSAL IN TRANSFERRING COMPANY SHARES

     Any transfer of Company shares or rights to Company shares of any sort, including options and other securities convertible into Company shares, by any of the Company's shareholders (hereinafter: "THE Offerer") will be subject to the right of first refusal to be given to the other shareholders (hereinafter: "THE OFFEREES") according to the following conditions:

     8.1 The Offerer asking to transfer his shares in the Company, all or part thereof, will be obligated to first offer the shares, which the Offerer is interested in transferring (hereinafter: "OFFERED SHARES"), to the Offerees in writing and specify in such offer (hereinafter:
          "OFFER NOTICE") the identity of the third party asking to receive the Offered Shares by transfer (hereinafter: "THIRD PARTY"), quantity of Offered Shares and terms to apply to the said transfer, as agreed between the Offerer and the Third Party (hereinafter: "TRANSFER TERMS").

     8.2 If the Offerees or anyone of them notified the Offerer of their wish to purchase the Offered Shares within fourteen (14) days from the date of receiving the Offer Notice, and the total number of notices from Offerees equals or exceeds the number of Offered Shares, to be transferred according to the price and terms indicated in the Offer Notice, then the Offered Shares will be transferred to the Offerees who responded to the Offer Notice, in relative portion to their holdings at the time, provided that in any case, an Offeree will not be obligated to purchase a quantity of shares that exceeds the amount indicated in his notice of interest to purchase the shares.

     8.3 If the Offerees did not notify of their wish to purchase all the Offered Shares or notified of their wish to purchase only part of the Offered Shares, which is not in proportion to their holdings, the right of first refusal will not apply and the Offerer will be entitled to transfer all the Offered Shares to the Third Party within ninety
          (90) days from the date of receiving the Offer Notice for the Offerees. Statements of the Offerer and the Third Party will be attached to transfer deed, declaring that the Third Party purchased the Offered Shares for the price and terms specified in such statement, which will not be preferable for the Third Party compared to the price and terms in the original Offer Notice.


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9.   RIGHT TO TAG ALONG

     9.1 In any case where Company shares are offered for sale by TAT (or anyone to replace TAT) or its permitted transferee, as defined below (hereinafter together in this clause: "TAT") and Bental or its permitted transferees (hereinafter together in this clause: "BENTAL") did not activate the right of first refusal awarded to them as said in clause 8 above, then Bental will have the option of participating in the sale of shares as specified below (hereinafter: "RIGHT TO TAG ALONG").

     9.2 The Right to Tag Along will not apply to permitted transfers as defined below.

     9.3 Within 10 business days from the day of receiving notice from TAT regarding the sale of shares as aforesaid in clause 8.1 above, Bental will be entitled to notify of its wish to exercise the option to participate in the sale of the Offered Shares. In such case, Bental will be entitled to participate in the sale with TAT, in relative proportion to the quantity of Company shares held by Bental at the time (pro rata amongst them) and under the same terms as TAT.

     9.4 If and as far as Bental decides to exercise its right to Tag Along, Bental will be obligated to submit written notice signed by Bental until the date determined in clause 9.3 above, informing that Bental irrevocably exercises its right to Tag Along in the sale. If notice as said is submitted by Bental, TAT will not be entitled to sell its Offered Shares without adding the shares that Bental wishes to sell as part of such sale, as said in clause 9.3 above.

     9.5 Upon submitting notice as said, Bental will undertake to transfer the shares it wishes to sell according to such right, being free of any pledge, lien, attachment, debt or any rights of third parties, in exchange for payment of consideration for the shares.

10.  PERMITTED TRANSFERS

     Despite all the said in this Agreement, the provisions of clauses 8 and 9 above will not apply to transfer of shares to transferees specified below (hereinafter in this Agreement: "PERMITTED TRANSFEREES") and repeated transfer from the Permitted Transferees back to the transferors. Transfers to Permitted Transferees will be subject to the provisions of this clause below, the provisions of the law and the Company's certificates of incorporation.


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     10.1 Any transfer of shares by either Bental or TAT to (a) a corporation in which the transferor has control as defined in this Agreement, directly or indirectly, and as long as the Control as said continues;
          (b) a corporation under joint control with the transferor; (c) a corporation controlling the transferor.

     10.2 Transfer of shares according to this clause will only be allowed if prior to the transfer, a written undertaking was received from a transferee that is a corporation, towards the transferor and the other party to this Agreement, that on the date that the extent of control in the transferee as on the day of the transfer will no longer exist, than one of the following will apply, according to the transferor's choice:: (a) the shares that were transferred by the transferor will be offered to the other party, according to the provisions of clause 8 above, with the required modifications, for a price that reflects the value of the transferred shares, to be determined by agreement of the parties and in lack of agreement, by a value assessor that the parties agreed on and in lack of agreement, by a value assessor appointed by the President of the Israel Bar Association; or (b) the shares transferred by the transferor as said, will be returned to the transferring shareholder.

     10.3 In addition to all the aforesaid, Permitted Transferees will sign, prior to performing the transfer and as a precondition thereof, an undertaking towards the parties to this Agreement, to fulfill the obligations of the party that transferred the shares to them, according to this Agreement. .

     10.4 It is hereby clarified that a transfer to a "Permitted Transferee" will not release a party to this Agreement transferring his shares by permitted transfer, from his obligations according to this Agreement and he will be obligated thereby together with the Permitted Transferee.


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11.  PREEMPTIVE RIGHTS IN PURCHASE OF ALLOCATED SHARES

     11.1 In any allocation of shares or securities convertible into Company shares, of any type (hereinafter: "OFFERED SECURITIES"), the Company will submit a written offer to the Company's shareholders to purchase a quantity of shares equaling the total amount of Offered Securities multiplied by "the shareholder's relative part" as defined below (hereinafter in this clause: "THE OFFER"). The Offer will be in writing and will include all details regarding the quantity of Offered Securities, quantity of securities that each shareholder is entitled to purchase, price thereof, terms of purchase and any other relevant information. "THE SHAREHOLDER'S RELATIVE PART" means - dividing the total number of Company shares held by the shareholder, except deferred shares, by the total issued share capital of the Company, except deferred shares.

     11.2 A shareholder will be entitled to exercise the preemptive right awarded to him as said in clause 11.1 above, by written notice delivered to the Company not later than 15 days from the Offer. If a certain shareholder did not exercise his preemptive right as aforesaid (hereinafter: "NON-PARTICIPATING SHAREHOLDER"), the other shareholders will be entitled to also exercise the part of a Non-participating Shareholder, according to their relative parts amongst themselves.

     11.3 If shareholders did not exercise their preemptive right, the Company will be entitled to allocate the Offered Securities within 120 days from the date of the Offer, according to terms that are not preferable for the purchaser of the Offered Securities compared to the terms specified in the Offer. If the Company did not sell the Offered Securities within the said 120 days, the Offered Securities will be subject to preemptive rights of shareholders as said in this clause above and so on and so forth.

     11.4 Preemptive rights awarded to shareholders will not apply to: (a) granting options to purchase Company shares and/or allocation of Company shares to Company employees according to an options/rewards plan duly approved by the Company; (b) division of bonus shares to all Company shareholders; (c) allocation of shares as a result of splitting the Company's share capital.


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12.  RIGHT TO INFORMATION

     If Bental will not appoint directors to the Company's Board, Bental will be entitled to receive all the reports, financial statements, Company budgets and information regarding the Company and its activity, as approved by the Company's Board as well as any additional information that Company directors are entitled to receive according to the law. In addition, Bental will be entitled to review the Company's documents and books and receive explanations from the Company's management regarding its activity and financial statements, subject to prior scheduling.

13.  ARBITRATION

     13.1 In any case of disputes or differences of opinion between the parties in any matter concerning, resulting or associated with entering the Agreement, validity, breach, execution or interpretation of this Agreement and its appendixes, such will be submitted for decision of a single arbitrator. The arbitrator will be Yossi Abadi, Advocate and if he is refrained from serving as an arbitrator, an arbitrator will be appointed by the buyer and sellers' attorneys and in lack of agreement between them after 14 days from the appeal from one party to the other, an arbitrator will be appointed by the Israel Bar Association.

     13.2 The arbitrator will be entitled to grant interlocutory orders and other temporary remedies that a court of law is authorized to give and will be linked and subject to the substantive law, but not laws of evidence and legal procedures. The arbitrator will explain his arbitration award.

     13.3 The provisions of this clause will be valid as though they are an arbitration agreement between the parties and the provisions of the addition to the Arbitration Law, 5728-1968, will apply to the arbitration procedures and the arbitrator.

14.  GENERAL UNDERTAKING TO PERFORM ACTS AND SIGN DOCUMENTS

     The parties undertake to perform all actions and sign all documents, certificates, forms and statements, as required and beneficial for performing the provisions of this Agreement. Not to undermine from the generality of the aforesaid, the parties undertake to comply with all reporting obligations required by the law (including to the Registrar of Companies), as entailed in performing this Agreement.


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15.  CANCELING THE FOUNDERS AGREEMENT

     Upon signing this Agreement, the Founders Agreement will come to an end and this Agreement will replace it.

16.  PROVISIONS TO APPLY AFTER THE PUBLIC OFFERING

     The provisions of this Agreement, except for the provisions of clauses 6, 13 and 15-20 above and below, will be cancelled from the date of the Public Offering and in addition the following provisions will apply:

     16.1 TAT undertakes that as long as it holds over 45% of the Company's issued share capital and provided that Bental holds at least 7% of the Company's issued share capital, TAT will vote in favor of appointing one director whose identity will be determined by Bental (hereinafter:
          "BENTAL'S DIRECTOR") in each general assembly of Company shareholders that includes the appointment of Company directors on the agenda. TAT will also act as said if the position of Bental's Director was vacated for any reason, so that in any case that the rate of holdings of Company shares are as said in this clause above, Bental will be entitled to representation of one director on its behalf in the Company's Board.

     16.2 TAT undertakes that if it will act to sell Company shares held by it, all or part thereof, to a Third Party or another shareholder who is not a Permitted Transferee (hereinafter: "THE BUYER"), so that after the sale as said, the Buyer will hold 45% or more of the Company's shares or 25% or more of the Company's shares if there is no other shareholder that holds more than 25% of the Company's shares (hereinafter: "BUYER OF A CLUSTER OF CONTROL"), Bental will be entitled to Tag Along to a sale for the Buyer of a Cluster of Control as said according to the following conditions:

          16.2.1 Within 10 business days from receiving notice from TAT of the sale of the shares as said in clause 16.2 above, Bental will be entitled to notify of its interest in exercising the option to Tag Along to the proposed sale. In such case, Bental will be entitled to participate in the sale with TAT, in relative proportion to the quantity of Company shares held by Bental at the time (pro rata amongst them) and under the same terms as TAT.


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          16.2.2 If and as far as Bental decides to exercise its right to Tag
               Along, Bental will be obligated to submit written notice signed by Bental until the date determined in clause 16.2.1 above, informing that Bental irrevocably exercises its right to Tag Along in the sale. If notice as said is submitted by Bental, TAT will not be entitled to sell its Offered Shares without adding the shares that Bental wishes to sell as part of such sale, as said in clause 16.2.1 above.

               Upon submitting notice as said, Bental will undertake to transfer the shares it wishes to sell according to such right, being free of any pledge, lien, attachment, debt or any rights of third parties, in exchange for payment of consideration for the shares.

17.  GENERAL

     17.1 Drafts, charts and other documents exchanged between the parties prior to the date of signing this Agreement, referring to matters arranged in this Agreement, will be perceived as though never done and will not be used in any way for interpretation purposes, claims or any other purpose referring to matters arranged in this Agreement as said.

     17.2 Any promise or statement of any sort, whether in writing or verbally or by manner of conduct or omission, made prior to the date of signing this Agreement, referring to matters arranged in this Agreement, will be perceived as negated and this Agreement will be perceived as including, reflecting and exhausting all the parties statements and obligations regarding matters arranged in this Agreement as said.


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18.  AMENDMENTS AND WAIVERS

     18.1 Any change or amendment to this Agreement will be done in writing and signed by the parties thereto.

     18.2 Not to undermine from the said in this Agreement, in any case that a party to this Agreement will not demand the execution of the Agreement or any part thereof, this will not be considered as waiving his right to do so and any waiver of a breach of any provision of the provisions of this Agreement, will not be considered as an continuing waiver of the breach.

19.  LACK OF RIGHTS TO A THIRD PARTY

     This Agreement does not award and the parties thereto do not intend to award any rights to a Third Party, except rights to a Third Party for the Kibbutz as said in clause 6 above.

20.  NOTICES

     20.1 All notices that should be given according to the provisions of this Agreement will be in writing and sent to the addresses indicated in the preamble to this Agreement or other address informed in writing by one party to the other.

     20.2 All notices will be sent by messenger, registered mail or facsimile. Notice sent by registered mail will be considered as received within seven (7) days from dispatch thereof, notice sent by messenger or facsimile, will be considered as received one business day after dispatch thereof.

      IN WITNESS THEREOF THE PARTIES HAVE HEREUNTO SIGNED IN THE PLACE AND
                              DATE INDICATED ABOVE:


Signed with stamp:     Signed with stamp:             Signed with stamp:
TAT TECHNOLOGIES LTD.  BENTAL INVESTMENTS             TAT INDUSTRIES LTD.
P.O. BOX 80, GEDERA    COOPERATIVE AGRICULTURAL       P.O. BOX 80, GEDERA 70750
TEL: 08-8595411        SOCIETY LTD.                   TEL: 08-8595411
FAX: 08-8592831        PRIVATE COMPANY: 570043372     FAX: 08-8592831
TAT TECHNOLOGIES LTD.  BENTAL INVESTMENTS             TAT INDUSTRIES LTD.
                       COOPERATIVE AGRICULTURAL
                       SOCIETY LTD.

Signed with stamp:
BENTAL INDUSTRIES LTD.
BENTAL INDUSTRIES LTD.


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